                                            ------------------------------------
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                                            ------------------------------------
                                            OMB Number:     3235-0116
                                            Expires:        March 31, 2003
                                            Estimated average burden
                                            hours per response .........9.90
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                                  UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of    November, 2002     .
                 ----------------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.    Form 20-F  /X/     Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant
to Rule l2g3-2(b) under the Securities Exchange Act of 1934.  Yes  / /   No  /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-_______________________.

[DOMAN INDUSTRIES LIMITED LOGO]        DOMAN INDUSTRIES LIMITED
                                       435 Trunk Road
                                       Duncan, British Columbia
                                       Canada  V9L 2P9

                                       Telephone: (250) 748-3711
                                       Facsimile: (250) 748-6045



                              N E W S  R E L E A S E


                            DOMAN INDUSTRIES LIMITED
                            ------------------------

FOR RELEASE AT 4:00 P.M. (PACIFIC STANDARD TIME) ON SEPTEMBER 10, 2002

September 10, 2002-Duncan, British Columbia. The Company announced today that it had determined to exercise its right to defer the scheduled September 15, 2002 semi-annual interest payment on its outstanding 8.75% U.S.$388 million senior unsecured notes maturing 2004. Pursuant to the terms of the notes, the Company has a further 30 days to make the requisite payments prior to it constituting an event of default.

In light of the current uncertainties affecting the industry, including the softwood lumber tariff trade dispute, the Board has concluded that the Company should explore a possible restructuring of its balance sheet. A special committee of independent directors, headed by Mr. Bud Smith, has been formed to oversee the process. Investment bankers, UBS Warburg, have been retained as financial advisers.

The Company believes it is making good progress in developing a restructuring plan that will be in the interest of all stakeholders. It is premature to give any assurance that the process will be successful. One of the issues the Board is considering with its financial advisers is whether funding the deferred interest payment at this time is the best use of the Company's cash resources. The Company expects to make a further announcement within the next several weeks.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.



ON BEHALF OF DOMAN INDUSTRIES LIMITED



(signed)
-------------------------
Rick Doman
President



For further information contact: Rick Doman (250) 748-3711 or P.G. Hosier
(604) 665-6231.

[DOMAN INDUSTRIES LIMITED LOGO]        DOMAN INDUSTRIES LIMITED
                                       435 Trunk Road
                                       Duncan, British Columbia
                                       Canada  V9L 2P9

                                       Telephone: (250) 748-3711
                                       Facsimile: (250) 748-6045



                              N E W S  R E L E A S E


                            DOMAN INDUSTRIES LIMITED
                            ------------------------

FOR RELEASE AT 6:00 P.M. (PACIFIC STANDARD TIME) ON OCTOBER 10, 2002

DUNCAN, BRITISH COLUMBIA, October 10, 2002 - Herb Doman, Chairman of the Board of Directors of Doman Industries Limited, and the Board of Directors, reported today that Doman has elected to make its semi-annual interest payment on its outstanding US$388 million 8.75% senior unsecured notes maturing 2004, initially scheduled for September 15, 2002.

Rick Doman, President & CEO, reported, "We continue to have constructive discussions with our bondholders, and we are encouraged by our progress thus far. Our objective remains to achieve a restructuring of our public debt that has the support of our bondholders and establishes a capital structure that will enable Doman to be a strong, long-term competitor in the B.C. coastal forest products industry."

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.



For further information contact: Rick Doman (250) 748-3711 or P.G. Hosier
(604) 665-6231.

[DOMAN INDUSTRIES LIMITED LOGO]        DOMAN INDUSTRIES LIMITED
                                       435 Trunk Road
                                       Duncan, British Columbia
                                       Canada  V9L 2P9

                                       Telephone: (250) 748-3711
                                       Facsimile: (250) 748-6045



                              N E W S  R E L E A S E


                       DOMAN REPORTS THIRD QUARTER RESULTS
                       -----------------------------------


FOR IMMEDIATE RELEASE

October 24, 2002 - Duncan, British Columbia. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's third quarter results.

INTRODUCTION

Earnings for the third quarter were impacted very significantly firstly by the weaker Canadian dollar which resulted in a foreign exchange loss of $47.8 million on the Company's U.S. dollar denominated debt and secondly by softwood lumber duties of $8.5 million. Together these two items, which are described more fully below, contributed $56.3 million to the $73.8 million third quarter loss.

SALES

Sales in the third quarter of 2002 were $175.6 million compared to $174.1 million in the third quarter of 2001. Sales in the first nine months of 2002 were $465.5 million compared to $608.8 million for the same period in 2001.

Sales in the solid wood segment decreased to $119.8 million in the current quarter from $138.1 million in the same period of 2001 as a result of lower sales volumes for both lumber and logs. For the nine months year to date, sales in the solid wood segment were $345.2 million compared to $413.6 million for the same period in 2001. Pulp sales in the third quarter of 2002 increased to $55.8 million from $36.0 million in the same period of 2001 as a result of a higher sales volume of NBSK pulp and higher pulp prices. (The Company's Squamish pulpmill, which produces NBSK pulp, did not operate in the third quarter of 2001 because of weak market conditions). For the nine months year to date, pulp sales were $120.3 million compared to $195.2 million for the same period in 2001.

EBITDA

EBITDA in the third quarter of 2002 was $20.7 million compared to $22.9 million in the immediately preceding quarter and $0.6 million in the third quarter of 2001. EBITDA for the solid wood segment in the third quarter of 2002 was $19.3 million compared to $32.7 million in the second quarter of 2002 and $18.1 million in the third quarter of 2001. EBITDA for the third quarter of 2002 was negatively impacted by softwood lumber duties on shipment to the U.S. totalling $8.5 million whereas EBITDA for the second quarter of 2002 included a recovery of $13.7 million representing the reversal of accruals for duties which were not required following a ruling by the U.S. International Trade Commission in May. As a result of the softwood lumber trade dispute and to manage inventory and working capital levels, the Company has continued to take extensive downtime in the third quarter in its sawmill and logging operations. The average lumber price was $542 per mfbm in the third quarter compared to $530 per mfbm in the previous quarter and $548 per mfbm in the third quarter of 2001.

EBITDA for the pulp segment in the third quarter of 2002 was $4.7 million compared to $(7.0) million in the immediately preceding quarter and $(16.3) million in the third quarter of 2001. The Squamish pulpmill produced 71,064 ADMT in the third quarter of 2002 compared to 33,143 ADMT in the second quarter as a result of an improvement in NBSK prices. Prices for dissolving sulphite pulp were stable to marginally down in the third quarter of 2002 and, as a result, our Port Alice mill continued to take extensive downtime, producing 10,958 ADMT in the third quarter of 2002 compared to 15,089 ADMT in the immediately preceding quarter.

Cash flow from operations in the third quarter of 2002, before changes in non-cash working capital, was $(10.3) million compared to $(26.0) million in the third quarter of 2001. An increase in non-cash working capital used cash of $7.3 million in the third quarter of 2002 compared to a reduction in non-cash working capital in the third quarter of 2001 which generated cash of $3.2 million. As a result, cash provided by operating activities in the third quarter of 2002 was $(17.6) million compared to $(22.8) million in the third quarter of 2001. After financing and investing activities, the Company's cash balance at the end of the third quarter of 2002 was $24.3 million. At September 30, 2002 the Company had drawn down $5.4 million under its revolving credit facility.

In October 2002 and within the applicable grace period, the Company made the semi-annual interest payment on its outstanding 8.75% US $388 million senior unsecured notes initially due on September 15, 2002.

EARNINGS

In the third quarter of 2002, the Company reported a net loss of $(73.8) million or $(1.76) per share compared to a net loss of $(50.3) million or $(1.21) per share in the third quarter of 2001.

Earnings were impacted very significantly in the third quarter of 2002 by the new accounting standard recommended by the Canadian Institute of Chartered Accountants, requiring that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred rather than being amortized to earnings over the remaining life of the debt. As the Canadian dollar weakened between June 30 and September 30, the new accounting standard resulted in an exchange loss of $(47.8) million, which was charged to interest expense. 2001 amounts for interest expense have been restated to reflect the adoption of the new accounting standard that is more fully explained in the accompanying notes to the financial statements.

The Company continues to examine ways to rationalize its sawmill operations and during the third quarter incurred restructuring costs of $4.2 million which are included in Other expense.

For the nine months year to date, the net loss was $(77.2) million or $(1.90) per share compared to a net loss of $(90.2) million or $(2.20) per share for the same period in 2001.

MARKETS AND OPERATION REVIEW

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US $223 per mfbm in the third quarter of 2002 compared to US $287 per mfbm in the same period of 2001 and US $263 per mfbm in the second quarter of 2002. This drop in prices reflects an oversupplied market for structural lumber since demand remains strong with U.S. housing starts in September at a seasonally adjusted annual rate of 1,843,000. It remains vital that the softwood lumber trade dispute with the U.S. be resolved, in a satisfactory manner, as soon as possible. Discussions with the British Columbia provincial government on forest policy reforms continued during the quarter. The timing and impact of such changes on the Company cannot be measured or predicted with certainty at this time.

NBSK pulp markets improved in the third quarter with list prices to Europe averaging US $490 per ADMT compared to US $460 in the second quarter. Prices, however, have weakened in the fourth quarter especially in the spot market. Norscan producers' pulp inventories have increased from 1.3 million tonnes at June 30, 2002 to 1.6 million tonnes at September 30, 2002. Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulpmill, remain weak and continuing production curtailments will be necessary in order to keep inventories in line with customer orders.

The company is continuing discussions with representatives of its unsecured noteholders to restructure its indebtedness.





THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE AMONG
OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN.



For further information contact: P.G. Hosier (604) 665-6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)



                                                             THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                SEPTEMBER 30,            SEPTEMBER 30,
                                                             ------------------       -----------------
                                                             2002          2001       2002          2001
                                                             ----          ----       ----          ----
                                                                         RESTATED                 RESTATED
Sales                                                       $175,558    $174,116     $465,525      $608,801

Costs and Expenses
  Cost of goods sold before amortization                     148,900     168,605      408,827       570,188
  Selling and administration                                   5,971       4,923       16,493        13,682
                                                           ------------------------------------------------
                                                             154,871     173,528      425,320       583,870
                                                           ------------------------------------------------
EBITDA                                                        20,687         588       40,205        24,931
Amortization of capital assets                                13,319      16,527       32,662        55,080
                                                           ------------------------------------------------
EBIT                                                           7,368     (15,939)       7,543       (30,149)
Interest Expense:
  Cash interest                                               26,798      25,787       76,639        73,638
  Exchange (gains) and losses on long-term debt and
    amortization of debt issue costs                          49,111      45,015          172        61,422
                                                           ------------------------------------------------
                                                              75,909      70,802       76,811       135,060
                                                           ------------------------------------------------
Operating profit (loss)                                      (68,541)    (86,741)     (69,268)     (165,209)
Other income (expense)                                        (4,614)         88       (5,652)       16,929
                                                           ------------------------------------------------
Profit (loss) before income taxes                            (73,155)    (86,653)     (74,920)     (148,280)
Income tax (expense) recovery                                   (656)     36,309       (2,299)       58,073
                                                           ------------------------------------------------

Net profit (loss)                                            (73,811)    (50,344)     (77,219)      (90,207)

Provision for dividends on preferred shares                   (1,150)     (1,148)      (3,337)       (3,399)
                                                           ------------------------------------------------

Net profit (loss) attributable to common and
  non-voting shares                                         $(74,961)   $(51,492)    $(80,556)     $(93,606)
                                                           =================================================

Basic profit (loss) per share                                 $(1.76)     $(1.21)      $(1.90)       $(2.20)

Diluted profit (loss) per share                               $(1.76)     $(1.21)      $(1.90)       $(2.20)

Average number of common and non-voting shares
  outstanding (000's)                                         42,481      42,481       42,481        42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(IN THOUSANDS OF DOLLARS)



                                                             THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                SEPTEMBER 30,            SEPTEMBER 30,
                                                             ------------------       -----------------
                                                             2002          2001       2002          2001
                                                             ----          ----       ----          ----
                                                                         RESTATED                 RESTATED
Operating Activities
  Net profit (loss)                                         $(73,811)   $(50,344)    $(77,219)     $(90,207)
  Add (deduct) items not involving cash:
    Amortization of capital assets                            13,319      16,527       32,662        55,080
    Amortization of deferred charges                           1,328       1,606        3,941         4,483
    Foreign currency translation (gain) loss                  47,783      43,410       (3,768)       56,939
    Future income taxes                                            -     (36,874)           -       (59,994)
    Gain on bond buy-back                                          -           -            -       (18,294)
    Other items                                                1,109        (336)       1,295          (289)
                                                           ------------------------------------------------

    Working capital provided by (used in) operations         (10,272)    (26,011)     (43,089)      (52,282)

Net change in non-cash working capital items                  (7,329)      3,176       29,758        58,731
                                                           ------------------------------------------------

Funds provided by operating activities                       (17,601)    (22,835)     (13,331)        6,449
                                                           ------------------------------------------------

Financing Activities
  Senior note buy-back                                             -           -            -       (23,431)
  Financing cost                                                 (43)       (414)      (1,101)       (1,807)
  (Increase) decrease in operating loan                        5,360       4,972        4,051         4,972
                                                           ------------------------------------------------

Funds provided by (used in) financing activities               5,317       4,558        2,950       (20,266)
                                                           ------------------------------------------------

Investing Activities
  Additions to capital assets                                 (9,770)    (15,982)     (19,600)      (40,410)
  Disposal of capital assets                                     491       1,392        7,065         2,417
  Other                                                         (120)         24          949          (898)
                                                           ------------------------------------------------

Funds (used in) provided by investing activities              (9,399)    (14,566)     (11,586)      (38,891)
                                                           ------------------------------------------------

Increase (decrease) in cash                                  (21,683)    (32,843)     (21,967)      (52,708)
Cash, beginning of period                                     45,992      53,130       46,276        72,995
                                                           ------------------------------------------------

Cash, end of period                                         $ 24,309    $ 20,287     $ 24,309      $ 20,287
                                                           ================================================

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)


                                                                    SEPTEMBER 30,           DECEMBER 31,
                                                                         2002                   2001
                                                                    -------------           ------------
                                                                     (UNAUDITED)              (AUDITED)
ASSETS

Current Assets
  Cash                                                                $   24,309             $    46,276
  Accounts receivable                                                     83,969                  68,432
  Inventories                                                            196,630                 227,264
  Prepaid expenses                                                        14,115                   9,101
                                                                    ------------            ------------
                                                                         319,023                 351,073
Investments                                                                7,498                   8,489
Capital assets, net                                                      546,119                 576,881
Other assets                                                              35,249                  38,089
                                                                    ------------            ------------
                                                                      $  907,889             $   974,532
                                                                    ============            ============


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Bank indebtedness                                                   $    5,360             $     1,309
  Accounts payable and accrued liabilities                               137,278                 117,603
                                                                    ------------            ------------
                                                                         142,638                 118,912
Long-term debt                                                         1,068,186               1,071,954
Other liabilities                                                         25,700                  24,530
Future income taxes                                                            -                       -

Shareholders' Equity (Deficit)
  Share capital
    Preferred shares                                                      64,076                  64,076
    Common and non-voting shares                                         242,942                 242,942
                                                                    ------------            ------------
                                                                         307,018                 307,018
Deficit                                                                 (635,653)               (547,882)
                                                                    ------------            ------------
                                                                        (328,635)               (240,864)
                                                                    ------------            ------------
                                                                      $  907,889             $   974,532
                                                                    ============            ============

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED



                                                             THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                SEPTEMBER 30,            SEPTEMBER 30,
                                                             ------------------       -----------------
                                                             2002          2001       2002          2001
                                                             ----          ----       ----          ----
Sales ($ Millions)
  Lumber                                                   $    76.7    $   86.0      $ 255.0      $  285.2
  Logs                                                          37.8        46.7         75.1         111.6
  By-Products                                                    5.3         5.4         15.1          16.8
                                                           ------------------------------------------------

Solid Wood Segment                                             119.8       138.1        345.2         413.6
Pulp Segment                                                    55.8        36.0        120.3         195.2
                                                           ------------------------------------------------

Total Sales to external customers                          $   175.6    $  174.1      $ 465.5      $  608.8
                                                           ------------------------------------------------
Intersegment Sales accounted for
  at market prices                                              14.1         5.5         30.1          46.0


Sales Volumes
  Lumber (MMFBM)                                                 141         157          458           537
  Logs (km3)                                                     246         319          509           752

  Pulp - NBSK (ADMT)                                          64,532      17,067      132,182       141,739
  Pulp - Sulphite (AD MT)                                     15,147      26,931       43,892        99,934

Production Volumes
  Lumber (MMFBM)                                                 161         160          426           447
  Logs (km3)                                                     782       1,079        2,039         2,804
  Pulp - NBSK (ADMT)                                          71,064           -      132,545       115,662
  Pulp - Sulphite (AD MT)                                     10,958      17,588       37,465        85,062

Average Prices
  Lumber (per MFBM)                                        $     542    $    548     $    529      $    531
  Logs (per m3)                                                  154         146          147           148
  Pulp (per ADMT)                                                701         791          683           799


EBITDA ($ Millions)
  Solid Wood Segment                                       $    19.3    $   18.1     $   59.2      $   45.4
  Pulp Segment                                                   4.7       (16.3)       (11.2)        (16.8)
  General Corporate                                             (3.3)       (1.2)        (7.8)         (3.7)
                                                           ------------------------------------------------
    Total                                                  $    20.7    $    0.6     $   40.2      $   24.9
                                                           ------------------------------------------------


Amortization ($ Millions)
  Solid Wood Segment                                       $    10.1    $   14.3     $   25.9      $   36.2
  Pulp Segment                                                   3.3         2.2          6.8          18.8
                                                           ------------------------------------------------
    Total                                                  $    13.4    $   16.5     $   32.7      $   55.0
                                                           ================================================


Segmented Operating Earnings (Loss) ($ Millions)
  Solid Wood Segment                                       $     9.2    $    3.8     $   33.3      $    9.2
  Pulp Segment                                                   1.4       (18.5)       (18.0)        (35.6)
                                                           ------------------------------------------------
    Total                                                  $    10.6    $  (14.7)    $   15.3      $  (26.4)
                                                           ================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

1.   Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded a net loss of $77,219,000 in the first nine months of 2002 and net losses of $412,854,000 and $39,750,000 for the full years 2001 and 2000 and has a cumulative deficit and shareholders' deficiency of $635,653,000 and $328,635,000, respectively, at September 30, 2002. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its capital assets to their estimated net recoverable amounts and to provide for sawmilling restructuring costs.

The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

2.   Restatement of 2001 for Adoption of Revised CICA Handbook Section 1650

The company adopted the Canadian Institute of Chartered Accountants new standard for foreign currency translation of long-term debt in the fourth quarter of 2001 and restated prior quarter and prior year results to give effect to the new standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt. Prior quarter numbers included in this press release have been restated to reflect this new accounting standard. The effect of adopting the new standard on the prior year's financial statements is as follows:



                                                                              $000
                                                       -------------------------------------------------
                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2001              SEPTEMBER 30, 2001
                                                       --------------------------------------------------
Net income (loss) as previously reported                   $ (27,132)                     $ (68,980)
(Increase) decrease in interest expense                      (36,055)                       (37,082)
Increase in other income                                           -                          4,110
(Increase) in income tax expense                              12,843                         11,745
                                                           ---------                      ---------
Net income (loss) as adjusted                              $ (50,344)                     $ (90,207)
                                                           =========                      =========


3.   Significant Accounting Policies

These unaudited interim consolidated financial statements include the accounts of Doman Industries Limited and its subsidiaries (collectively referred to as the "Company"). These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2001, except as disclosed in Note 4.

4.   Change in Accounting Policies

(a)  STOCK-BASED COMPENSATION

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company is already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

(b)  GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings which has been restated as shown below:



                                                                                        $000
                                                                                    ------------
     Deficit at January 1, 2002 prior to restatement                                 $ 547,882
     Adjustment to deficit for change in accounting standard                            10,552
                                                                                    ------------
     Deficit at January 1, 2002 after restatement                                      558,434
     Net loss for nine months ended September 30, 2002                                  77,219
                                                                                    ------------
     Deficit at September 30, 2002                                                  $  635,653
                                                                                    ============


5.   Credit Facility

In March 2002, the Company established a new three-year revolving credit facility secured by receivables and inventory. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory but cannot exceed $65 million. At September 30, 2002 $5,360,000 of the facility had been drawn down.

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
                   SECTION 84(1) SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                   SECTION 76(2) SECURITIES ACT (NEWFOUNDLAND)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)


ITEM 1.   REPORTING ISSUER

          Doman Industries Limited (the "Company")
          3rd Floor, 435 Trunk Road
          Duncan, British Columbia
          V9L 2P9

ITEM 2.   DATE OF MATERIAL CHANGE

          September 10, 2002

ITEM 3.   PRESS RELEASE

          The press release was disseminated in Vancouver via Canada Newswire on September 10, 2002.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          On September 10, 2002 the Company announced that it will defer the scheduled September 15, 2002 semi-annual interest payment on its 8.75% US$388 million in senior unsecured notes that mature in 2004. As the Company is currently exploring the possibility of restructuring its balance sheet, the Company is considering whether funding the deferred interest payment is the best use of the Company's cash resources.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          The Company announced on September 10, 2002 that it had determined to exercise its right to defer the scheduled September 15, 2002 semi-annual interest payment on its outstanding 8.75% US$388 million senior unsecured notes maturing 2004 (the "Notes"). Pursuant to the terms of the Notes, the Company has a further 30 days to make the requisite payments prior to it constituting an event of default.

          In light of the current uncertainties effecting the industry, including the softwood lumber tariff trade dispute, the Company concluded that it should explore a possible restructuring of its balance sheet. A special committee of independent directors, headed by Mr. Bud Smith, has been formed to oversee the process. Investment bankers, UBS Warburg, have been retained as financial advisors.

          The Company believes it is making good progress in developing a restructuring plan that will be in the interest of all stakeholders. It is premature to give any assurance that the process will be successful. One of the issues the Company is considering with its financial advisers is whether funding the deferred interest payment at this time is the best use of the Company's cash resources.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS:

          The following senior officer of the Company is knowledgeable about the material change and may be contacted by any of the securities commissions respecting the change:

          Philip G. Hosier,
          Vice President, Finance, and Secretary
          (604) 665-6200

ITEM 9.   STATEMENT OF SENIOR OFFICER:

          The foregoing accurately discloses the material change referred herein.

 DATED at Vancouver, B.C. as of the 19th day of September, 2002.


                               DOMAN INDUSTRIES LIMITED


                               By: [signed]
                                   -----------------------------------------
                                   Name: Philip G. Hosier
                                   Title: Vice President, Finance, Secretary

FOR IMMEDIATE RELEASE                                           NOVEMBER 7, 2002

DOMAN AND BOND HOLDERS AGREE ON RESTRUCTURING PLAN

HIGHLIGHTS:

-    A debt-for-equity swap will reduce outstanding debt by $600m.

-    Up to $100m in new capital will be invested as a foundation for growth.

-    The Company will remain intact and continue normal business operations.

-    The plan is backed by the Board, management and the founder, Herb Doman.

--------------------------------------------------------------------------------

DUNCAN, BRITISH COLUMBIA - Doman Industries Limited today announced that it has reached agreement in principle with holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs.

The plan is designed specifically to keep Doman intact and establish a capital structure that positions the Company as a strong long-term competitor in the B.C. coastal forest products industry. The plan will reduce the Company's long-term debt from $1 billion to $400 million and provide up to $100 million of new capital.

Rick Doman, President and CEO, said the plan is good news for the Company following negotiations with bond holders led by the Tricap Restructuring Fund, Merrill Lynch Investment Managers and Oppenheimer Funds.

"Our goal was to keep the Company intact and operating as a viable, low cost business, and to position it for future growth. We do not intend to sell off any assets. We will continue serving our customers, suppliers will be paid, and our employees and the coastal communities in which they live and which are such an important part of our operations will not be negatively impacted. Considering the challenges we were facing earlier this year, it's a good deal for all stakeholders."

Doman said agreement on the elements of a restructuring plan that was fair and equitable for all the Company's stakeholders was an important first step in returning it to financial health.

"After considering all available alternatives, it was determined that this plan preserves the most value for all stakeholders. It has the unanimous support of our Board of Directors, and a majority of holders of our unsecured bonds have indicated their support."

As part of the plan, the Company today obtained a B.C. Supreme Court order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order is to stay the Company's current obligations to creditors until the plan can be approved and implemented, which is expected to take about 90 days. The plan will also enable Doman to continue normal business operations, serving its customers and paying its employees and suppliers, without interruption.

--------------------------------------------------------------------------------

HIGHLIGHTS OF THE RESTRUCTURING PLAN

The plan involves a substantial exchange of debt to equity by the holders of the Company's 8.75 per cent senior notes due 2004 and 9.25 per cent notes due 2007 with a total face value of $795 million. In exchange for each $155 face value senior note bondholders will receive:

- $34 face value in the form of a new 12 per cent junior secured notes due 2007 (or $175 million in aggregate) in exchange for the $795 million existing notes; and

- Common shares, which, in aggregate, will represent 85 per cent of the common equity of the restructured Company.

The holders of the Company's class A preferred shares, the class A voting shares and the class B non-voting shares will be treated equally. Together with the class A preferred shares, they will be exchanged for new common shares representing, in aggregate, 15 per cent of the equity of the restructured Company. There will be only one class of common shares in the restructured Company and each will be entitled to one vote.

Holders of the Company's 12 per cent senior secured notes due 2004 with face value of $248 million, and the Company's $65 million secured working capital facility provided by CIT Business Credit Canada Inc. (CIT), will be unaffected. CIT has reconfirmed the availability of the $65 million working capital loan during the CCAA period.

All employees and creditors with claims under $10,000 can expect to be paid in the normal course, and in most cases creditors with larger claims, including sub-contractors and suppliers of goods and services in the ordinary course of business, can expect to be paid in full as part of the plan process. Other unsecured creditors will be treated in the same way as holders of unsecured bonds namely, for each $155 claim the creditor will receive back $34 in face value of new 12% notes and voting common shares in the restructured Company.

As the last step in the implementation of the plan, Doman will carry out a rights offering to shareholders of the restructured company of $100 million eight per cent convertible secured debentures due 2007. The Tricap Restructuring Fund has committed to take up a minimum of $50 million under the rights offering thereby guaranteeing a minimum amount of new liquidity for the restructured Company.

In addition, a new board of directors will be appointed as part of the plan process consisting of appropriate representation from the existing and new shareholders.

The plan will be accomplished through a Court approved plan of arrangement implemented under CCAA. Completion of the restructuring is subject to entering into definitive agreements and receipt of all material consents, transfers, and approvals. The plan will be voted on by the various classes of stakeholders, as required, at meetings expected to be held in January 2003.

--------------------------------------------------------------------------------

ABOUT DOMAN

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, saw milling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees, and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

CONFERENCE CALL

The Company will host a conference call on Friday, November 8 at 12 noon Eastern Standard Time. The conference can be accessed by calling 416-695-5806 or 1-800-273-9672. A recording of the conference call will be available until Friday, November 29 on 416-695-5800 pass code 1306706.

It will also be webcast at
http://www.newswire.ca/webcast/pages/JamesHoggan20021108
The webcast will be archived and available for 90 days at http://www.q1234.com/ and http://www.newswire.ca/webcast/.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

                                      -30-

For more information please contact:
Rick Doman
President and CEO
(250) 748-3711


--------------------------------------------------------------------------------
                                   Page 3 of 3

                            DOMAN INDUSTRIES LIMITED

                          MATERIAL CHANGE REPORT UNDER

          SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
             THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                 SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                       SECURITIES ACT (QUEBEC) SECTION 73
            THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
               SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                 SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1.   REPORTING ISSUER

          Doman Industries Limited ("Doman" or the "Company")
          3rd Floor, 435 Trunk Road
          Duncan, British Columbia
          V9L 2P9

ITEM 2.   DATE OF MATERIAL CHANGE

          November 7, 2002

ITEM 3.   PRESS RELEASE

          The press release was disseminated in Vancouver via Canada Newswire on November 7, 2002.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          On November 7, 2002 the Company announced that it has reached agreement in principle with holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs. Highlights of the restructuring plan are:

          - A debt-for-equity swap that will reduce outstanding debt by $600 million.

          - Up to $100 million in new capital that will be used to fund working capital and used for general corporate purposes.

          - The Company will remain intact and continue normal business operations.

          - The plan is backed by the Board, management and the founder, Herb Doman as well as a majority in value of holders of the Company's unsecured notes.

          As part of the plan, the Company obtained a B.C. Supreme Court order for protection under the Companies' Creditors Arrangement Act ("CCAA") on November 7, 2002.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Doman announced on November 7, 2002, that it has reached agreement with holders of a majority in value of the Company's 8.75 per cent senior unsecured notes due 2004 and 9.25 per cent senior unsecured notes due 2007 (the "Unsecured Notes") on a term sheet which will form the basis for a plan to consensually restructure the Company's financial affairs.

          The plan is designed specifically to keep Doman intact and establish a capital structure that positions the Company as a strong long-term competitor in the B.C. coastal forest products industry. The plan will reduce the Company's long-term debt from $1 billion to $400 million and provide up to $100 million of new capital. The Company does not intend to sell off any major or operational assets.

          The plan resulted from negotiations with a group of noteholders comprised of the Tricap Restructuring Fund, Merrill Lynch Investment Managers and Oppenheimer Funds.

          Agreement on the elements of a restructuring plan that was fair and equitable for all the Company's stakeholders was an important first step in returning the Company to financial health.

          After considering all available alternatives, the Company has determined that this plan preserves the most value for all stakeholders. It has the unanimous support of the Board of Directors.

          As part of the plan, the Company obtained a B.C. Supreme Court order for protection under the CCAA on November 7, 2002. The effect of the order is to stay the Company's current obligations to creditors until the plan can be approved and implemented, which is expected to take about 90 days. The plan will also enable Doman to continue normal business operations, serving its customers and paying its employees and most of its suppliers, without interruption.

          The plan involves a substantial exchange of debt to equity by the holders of the Company's Unsecured Notes with a total face value of US$513 million (Cdn$795 million). In exchange for each US$100 (Cdn$155) face value of Unsecured Notes will receive:

          - US$22 (Cdn$34) face value in the form of new 12 per cent junior secured notes due 2007 (or US$113 million (Cdn$175 million) in aggregate) in exchange for the US$513 million (Cdn$795 million) existing notes; and

          - Common shares, which, in aggregate, will represent 85 per cent of the common equity of the restructured Company.

          The holders of the Company's 4,774,971 class A voting shares and the 37,706,012 class B non-voting shares will be treated equally and will be exchanged for shares representing in the aggregate 7.5 per cent of the equity of the restructured company. The 1,281,526 class A preferred shares will be exchanged for new common shares representing, in aggregate, 7.5 per cent of the equity. There will be only one class of common shares in the restructured Company and each will be entitled to one vote.

          Holders of the Company's 12 per cent senior secured notes due 2004 with face value of US$160 million (Cdn$248 million), and the Company's Cdn$65 million secured working capital facility provided by CIT Business Credit Canada Inc. ("CIT"), will be unaffected. CIT has reconfirmed the availability of the $65 million working capital loan during the CCAA period.

          All employees and creditors with claims under Cdn$10,000 can expect to be paid in the normal course, and in most cases creditors with larger claims, including sub-contractors and suppliers of goods and services in the ordinary course of business, can expect to be paid in full as part of the plan process. Other unsecured creditors will be treated in the same way as holders of Unsecured Notes namely, for each Cdn$155 claim the creditor will receive back US$22 (Cdn$34) in face value of new 12% notes and a pro rata share of voting common shares in the restructured Company.

          As the last step in the implementation of the plan, Doman will carry out a rights offering to shareholders of the restructured company of US$65 million (Cdn$100 million) eight per cent convertible secured debentures due 2007. The Tricap Restructuring Fund has committed to take up a minimum of US$32.5 million (Cdn$50 million) under the rights offering thereby guaranteeing a minimum amount of new liquidity for the restructured Company.

          In addition, a new board of directors will be appointed as part of the plan process consisting of appropriate representation from the existing and new shareholders.

          The plan will be accomplished through a Court approved plan of arrangement implemented under CCAA. Completion of the restructuring is subject to entering into definitive agreements and receipt of all material consents, transfers, and approvals. The plan will be voted on by the various classes of stakeholders, as required, at meetings expected to be held in January 2003.

          A copy of the term sheet agreed with the noteholders group and submitted to the Court is attached as Schedule A to this document and a copy of the Court order is attached as Schedule B to this document.

          The forgoing contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks and uncertainties include, among others: general economic and business conditions, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICERS:

          The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

          Philip G. Hosier,
          Vice President, Finance, and Secretary
          (604) 665-6200

ITEM 9.   STATEMENT OF SENIOR OFFICER:

          The foregoing accurately discloses the material change referred herein.

          DATED at Vancouver, B.C. as of the 12th day of November, 2002.


                                  DOMAN INDUSTRIES LIMITED


                                  By: "P.G. Hosier"
                                      ------------------------------------------
                                      Name: Philip G. Hosier
                                      Title: Vice President, Finance, Secretary

                                   SCHEDULE A

                        TERM SHEET SUBMITTED TO THE COURT

                            DOMAN INDUSTRIES LIMITED

                             RESTRUCTURING PROPOSAL

                                   TERM SHEET
                                   ----------


This term sheet outlines a restructuring proposal (the "Proposal") for Doman Industries Limited ("Doman" or the "Company").

PROCEDURE

The Proposal will be accomplished principally through a Court approved plan of arrangement implemented under the COMPANIES CREDITORS' ARRANGEMENT ACT ("CCAA") and the CANADA BUSINESS CORPORATIONS ACT ("CBCA"). The substance of the Proposal would be set out in a plan of arrangement (the "Plan") which would be considered by the various classes of stakeholders at meetings called pursuant to Court order in the CCAA proceedings and which would be thereafter required to be approved by the Court before becoming effective. Indications of support for the proposal have been received from Tricap Restructuring Fund ("Tricap"), certain funds managed by Merrill Lynch Investment Managers L.P. and Oppenheimer Funds Inc. (collectively, the "Noteholder Group") and from other holders of Senior Unsecured Notes issued by the Company which, in aggregate, represent approximately 50% of the outstanding Senior Unsecured Notes. Prior to the Plan becoming effective Doman will take steps to effect a corporate reorganization in a manner mutually acceptable to the Noteholder Group to facilitate the implementation of the terms of the Proposal.

PRINCIPAL COMPONENTS

The following constitutes the principal elements of the Proposal:

1.   SENIOR SECURED NOTES

The US$160 million (Cdn.$248 million) face value of 12% Senior Secured Notes due 2004 (the "Secured Notes") will be unaffected and Orders will be obtained under the CCAA to ensure that the Secured Notes remain in place in good standing, unaffected and, for greater certainty, (a) the change of control provisions and any other restrictive covenants that would otherwise preclude the issuance of the new debt or other aspects of the proposed restructuring and (b) any defaults resulting from the Company's financial condition, actions prior to the implementation of the Proposal or the CCAA proceedings, will be forever waived or stayed pursuant to such Orders.

2.   SENIOR UNSECURED NOTES

Holders of the 8.75% Senior Notes due 2004 and the 9.25% Senior Notes due 2007 (collectively, the "Senior Unsecured Notes" and the holders thereof "Noteholders") with a face value of US$513 million (Cdn.$795 million) would receive, in exchange for each US$100 face value Senior Unsecured Note:

     (a)  US$22 face value in the form of the Junior Secured Notes; and

     (b) a pro rata share of 85 million common shares of Doman to be issued to the Noteholders and General Creditors; and

     (c) rights to subscribe for a pro rata share of the Convertible Debentures to be issued under the rights offering described below.

All obligations in respect of the Senior Unsecured Notes would be released upon completion of the above exchange.

Noteholders will be provided with the opportunity to exchange their Common Shares distributable hereunder for Junior Secured Notes made available by Noteholders and General Creditors that would prefer more Common Shares at an exchange ratio to be determined.

The principal terms of the Junior Secured Notes to be issued to the current holders of the Senior Unsecured Notes will be as follows:

     -    INTEREST       12% payable semi-annually on September 30th and
                         March 31st of each year commencing on March 31, 2003

     -    MATURITY       Five years plus 1 day from issue date

     -    SECURITY       First charge over all of the assets of Doman, subject
                         only to security currently held by the Senior Secured
                         Notes and to working capital charges to secure a working capital facility. (The existing Cdn.$65 million credit extended by CIT Business Credit Canada Inc.
                         ("CIT") secured by a first charge on inventory and accounts receivable, would remain in place.) Junior
                         Secured Notes would be pari passu with the Convertible
                         Debentures (see below) and would rank senior to and in right of payment with all future indebtedness and obligations of Doman other than the Senior Secured
                         Notes, the working capital facility and additional senior indebtedness incurred after the repayment of the Senior Secured Notes within the parameters of a debt incurrence test to be settled prior to filing the Plan of Arrangement.

     -    REDEMPTION     Redeemable by the Company without penalty at any time
                         following two years from the date of issue.

     -    COVENANTS      Financial and other covenants to be customary for
                         instruments of this nature.

     -    DEFAULT        Typical for instruments of this nature including a
                         change of control provision (broadly defined)

(Doman would receive no proceeds from the issuance of this debt.)

3.   UNSECURED CREDITORS

Holders of general unsecured claims ("General Creditors") will be included in the same class as the holders of the Senior Unsecured Notes for all purposes of the Plan, and will have their claims compromised in the same manner. Consequently, for each US$100 of general unsecured claim (based on exchange rates prevailing at the claims bar date), General Creditors will receive:

     (a)  US$22 face value in the form of the Junior Secured Notes; and

     (b) a pro rata share of 85 million common shares of Doman to be issued to the Noteholders and General Creditors; and

     (c) rights to subscribe for a pro rata share of the Convertible Debentures to be issued under the rights offering described below.

All obligations in respect of the general unsecured claims would be released upon completion of the above exchange.

General Creditors will be provided with the opportunity to exchange their Common Shares distributable hereunder for Junior Secured Notes made available by Noteholders and General Creditors that would prefer more Common Shares at an exchange ratio to be determined.

As a condition to implementation of the Plan, total general unsecured claims of General Creditors (exclusive of Critical Supplier Claims) are not to exceed US$25 million. However, Critical Supplier Claims will not be subject to the foregoing compromise but will be fully paid in a manner mutually acceptable to Doman and the Noteholder Group. For these purposes, "Critical Supplier Claims" means undisputed claims relating to obligations of Doman incurred in the ordinary course of its business for payment of the purchase price of goods and services (including employee services) under continuing arrangements, contracts and relationships. Doman's characterization of particular creditor claims as "Critical Supplier Claims" will be subject to review and approval by the Noteholder Group. For certainty, Critical Supplier Claims will not include claims: (i) under agreements or arrangements that have been or will be terminated or repudiated either before or after initiation of the CCAA proceedings; (ii) for penalties, damages, interest arrears, unliquidated amounts, or any other obligations other than the purchase price for the goods or services in question; (iii) by parties that are related in any manner to any insider of the Company that have not been approved in writing by the Noteholder Group; and (iv) in respect of the Senior Unsecured Notes.

Management of Doman will review all existing material agreements and arrangements in order to identify those that are uneconomic or otherwise unfavourable to it and the termination or repudiation of which will facilitate the Company's restructuring and enhance its financial prospects. This process will be conducted in consultation with, and in a manner reasonably satisfactory to, the Noteholder Group. All claims relating to such discontinued agreements and arrangements will not constitute Critical Supplier Claims.

4.   CREATION OF NEW COMMON SHARES

The rights attached to the Class A Preferred Shares, the Class A Voting Shares and the Class B Non-voting Shares would be varied, pursuant to section 191(2) of the CBCA, by an order of the Court made in the CCAA proceedings, as follows:

     (a) CLASS A PREFERRED SHARES. The rights attached to the 1,281,526 Class A Preferred Shares would be varied so that they would be converted into 7,500,000 Common Shares.

     (b) CLASS A VOTING SHARES. The rights attached to the 4,794,341 Class A Voting Shares would be varied so that they would be converted into 846,439 Common Shares.

     (c) CLASS B NON-VOTING SHARES. The rights attached to the 37,686,642 Class B Non-voting Shares would be varied so that they would be converted into 6,653,561 Common Shares.

After giving effect to the foregoing, the Company's authorized share capital will be comprised of a single class of common share capital. The Company will have no non-voting or multiple voting shares.

5.   ISSUE OF CONVERTIBLE DEBENTURES

As the last step in the implementation of the Plan, Doman will carry out a Rights Offering to the holders of its post-restructuring common shares of US$65 million (Cdn.$100 million), subject to a greenshoe provision (described below), of Convertible Debentures having the following terms:

     -    INTEREST         8% payable semi-annually on September 30th and
                           March 31st of each year commencing on March 31, 2003.
                           The Convertible Debentures will include a payment in kind or other accrual feature for the initial two years following closing.

     -    MATURITY         Five years plus 1 day from issue date.

     -    USE OF PROCEEDS  Working capital.

     -    SECURITY         First charge over all of the assets of Doman, subject
                           only to security currently held by the Senior Secured
                           Notes and to working capital charges to secure a working capital facility up to an agreed maximum
                           (presently a Cdn.$65 million facility provided by CIT). The Convertible Debentures would be pari passu with the Junior Secured Notes. Convertible Debentures will rank senior to and in right of payment with all future indebtedness and obligations of Doman other than the Senior Secured Notes, the working capital facility and additional senior indebtedness incurred after the repayment of the Senior

                           Secured Notes within the parameters of a debt incurrence test to be settled prior to filing the Plan of Arrangement.

         - CONVERSION      The Convertible Debentures would be convertible into
                           Common Shares at a conversion ratio, such that the Convertible Debentures will represent 47% (if US$65 million issued) of the post-restructuring equity on a fully diluted basis.

         -  REDEMPTION     Not redeemable prior to maturity.

         -  COVENANTS      Financial and other covenants to be customary for
                           instruments of this nature.

         -  DEFAULT        Typical for instruments of this nature including a
                           change of control provision (broadly defined).

Each holder of post-restructuring Common Shares will be entitled (but will not be obligated) to acquire its pro rata share of Convertible Debentures. An additional subscription privilege will be available to rights holders entitling them to subscribe for any Convertible Debentures not purchased on the initial subscription. Tricap will provide a "standby" or "back-up" commitment of a minimum of US$32.5 million under the Rights Offering. In return for providing certainty for the Rights Offering, the size of the Rights Offering may be increased under a "greenshoe" provision or pursuant to a private placement to provide Tricap the opportunity to purchase up to US$32.5 million of Convertible Debentures (including those acquired under the Rights Offering and standby commitment).

Residents of the United States will not be entitled to receive any rights unless they are "accredited investors". Resale of Convertible Debentures (and Common Shares acquired on the exercise of the conversion privilege attached to such Convertible Debentures) acquired by US-resident purchasers will be subject to applicable securities legislation. Rights otherwise issuable to "ineligible persons" (residents of the United States that are not accredited investors and residents in any other jurisdiction that would not permit the issuance of the rights or Convertible Debentures without filing a prospectus) will instead be issued to a subscription agent who will, on a best efforts basis, endeavour to sell such rights through the facilities of the TSX and will remit the proceeds thereof to such ineligible persons.

6.   MANAGEMENT

A new board of directors for Doman will be named in the Plan. The initial board shall consist of eight members comprised initially of six directors nominated by the Noteholder Group, one representative of the existing equity shareholders acceptable to the Noteholder Group (acting reasonably) and the Chief Executive Officer of the Company. In addition, Mr. Herb Doman, the current Chairman of Doman, will be offered the position of Honorary Chairman for a term to be determined by the new board.

7.   CONDITIONS PRECEDENT TO IMPLEMENTATION OF THE PLAN OF ARRANGEMENT

Implementation of the Plan will be subject to the satisfaction of standard conditions for a Plan of Arrangement, including without limitation, the following:

     (a) acceptance of the Plan of Arrangement by all classes of creditors, as directed by the Court;

     (b) the aggregate face amount of all general unsecured claims of General Creditors not exceeding US$25 million;

     (c) the aggregate amount payable in respect of Critical Supplier Claims (exclusive of claims of Unaffected Creditors (as defined in the Initial Order issued in the CCAA proceedings)) not exceeding C$25 million;

     (d) the financial and operating condition of Doman shall be substantially as projected in materials and discussions exchanged prior to the date hereof;

     (e) confirmation to the satisfaction of the Noteholder Group that all forest tenures and other material licenses held by Doman will not be adversely affected by the consummation of the Plan of Arrangement;

     (f) compliance by Doman in all material respects with the operating restrictions imposed by it pursuant to the Initial Order obtained under the CCAA and all other Orders obtained in connection with the Plan of Arrangement;

     (g) the Noteholder Group being satisfied, acting reasonably, as to the terms of all Orders obtained in connection with the Plan of Arrangement and as to the definitive documents to be executed and delivered in implementation of the Plan of Arrangement;

     (h)  Court sanction of the Plan of Arrangement;

     (i) all necessary securities and regulatory consents and/or approvals being granted for the creation and issuance of the Common Shares, the Junior Secured Notes, the rights to acquire Convertible Debentures and the Convertible Debentures to be issued on the exercise of such rights, and for the listing on the TSX of the Common Shares issuable upon implementation of the Plan;

     (j) the Noteholder Group being satisfied, acting reasonably, that the Common Shares, Junior Secured Notes and Convertible Debentures, when issued, will be freely tradeable (except as described under heading 5 above) and that, subject to the filing of customary documentation and meeting the minimum distribution requirements, the Convertible Debentures and Common Shares issued on the conversion of the Convertible Debentures will be listed on the TSX.

The conditions listed in items (b) through (f), (i) and (j) are for the sole benefit of the Noteholder Group.

8.   EXPENSES

Doman will pay all reasonably incurred costs and expenses of the Noteholder
Group.

                                   SCHEDULE B

                                   COURT ORDER

SUPREME COURT
OF BRITISH COLUMBIA                                                  No. L023489
SEAL
VANCOUVER                                                     VANCOUVER REGISTRY
REGISTRY


                    IN THE SUPREME COURT OF BRITISH COLUMBIA

            IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT

                              R.S.C. 1985, c. C-36

                                       AND

                        IN THE MATTER OF THE COMPANY ACT

                              R.S.B.C. 1996, c. 62

                                       AND

              IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT

                              R.S.C. 1985, c. C-44

                                       AND

                      IN THE MATTER OF THE PARTNERSHIP ACT

                              R.S.B.C. 1996, c. 348

                                       AND

                  IN THE MATTER OF DOMAN INDUSTRIES LIMITED AND

                       THOSE CORPORATIONS AND PARTNERSHIPS

                     DESCRIBED IN THE ATTACHED SCHEDULE "A"



                                                                     PETITIONERS

                                  INITIAL ORDER

     BEFORE THE HONOURABLE    ) THURSDAY, THE 7th
                              )
     MR. JUSTICE TYSOE        ) DAY OF NOVEMBER, 2002

THIS APPLICATION coming on for hearing Ex Parte at Vancouver, British Columbia, on this day, and on hearing Michael A. Fitch, Q.C. and Robert A. Millar, of counsel for the Petitioner, and in the presence of Mary I.A. Buttery, on behalf of certain of the unsecured bondholders of the Petitioners, William C. Kaplan, Q.C. and Peter L. Rubin on behalf of CIT Business Credit Canada Inc., and John
I. McLean on behalf of KPMG Inc.; AND ON READING the pleadings and other materials filed herein; AND pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985 c. C-36 ("CCAA"), the COMPANY ACT, R.S.B.C. 1996, c.62, the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, the PARTNERSHIP ACT, R.S.B.C., 1996, c.348, c. C-44, Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of
Court and the inherent jurisdiction of This Honourable Court:

THIS COURT ORDERS AND DECLARES THAT:

AUTHORIZATION

1. All of the Petitioners, other than Western Pulp Limited Partnership ("WPLP"), are corporations to which the COMPANIES' CREDITORS ARRANGEMENT ACT R.S.C. 1985, c. C-36 (the "CCAA") applies, that the Petitioner, WPLP, is a limited partnership to which the PARTNERSHIP ACT, R.S.B.C. 1996, c. 348 (the "Partnership Act") applies, and the Petitioners, other than WPLP, are corporations to which the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 (the "CBCA") and the COMPANY ACT, R.S.B.C, 1996 c.62 (the "BCCA") apply.

2. All of the subsequent provisions of this Order shall apply, unless otherwise expressly stated to the contrary, to the assets and creditors of the Petitioner WPLP, on the same basis as those provisions apply to the remaining Petitioners, and all of the relief provided for in this Order against those Petitioners Western Pulp Inc., Western Forest Products Limited and Doman Forest Products Limited who collectively constitute all of the general and limited partners of WPLP (the "WPLP Petitioners") applies to such WPLP Petitioners both in their own capacity and in their capacity as a general or limited partner of WPLP.

PLAN OF ARRANGEMENT

3. The Petitioners, other than WPLP (hereafter collectively referred to as the "Corporate Petitioners") are authorized to jointly file with this Court a consolidated Plan of Compromise or Arrangement between the Petitioners and one or more classes of their creditors pursuant to the CCAA and the CBCA (the "Plan") which is consistent with the terms and conditions of the term sheet between the Petitioners and Tricap Restructuring Fund, certain funds managed by Merrill Lynch Investment Managers LP and Oppenheimer & Co. (collectively, the "Noteholder Group") attached as Schedule "D" to the Petition filed in these proceedings on this date as it may be amended from time to time by agreement between the parties (the "Term Sheet"), on or before December 6, 2002, or such later date as this Court may subsequently order, provided that approval of the Plan is deferred pending further Court application.

STAY OF PROCEEDINGS

4.   Effective on the pronouncement of this Order (the "Filing Date"):

     (a) all proceedings taken or that might be taken in respect of the Petitioners and each of them under the BANKRUPTCY AND INSOLVENCY ACT ("BIA") and the WINDING-UP ACT or any similar insolvency statute in any other jurisdiction (except for a voluntary filing under the BIA or similar insolvency statute by any of the Petitioners) are stayed;

     (b) any further proceedings in any action, suit or proceeding whenever commenced against any of the Petitioners or their present or future property (whether real or personal), assets (whether fixed or current), businesses, undertakings including without limitation any rights, authorizations, licences, franchises, dealerships, permits, approvals, uses or consents held by, issued to or in favour of the Petitioners and wherever located (the "Assets") are stayed;

     (c) no suit, action, enforcement process, extra-judicial proceeding or proceeding of any other nature (including, without restriction, any application or proceeding pursuant to the CANADA LABOUR CODE, LABOUR RELATIONS CODE of British Columbia, the EMPLOYMENT STANDARDS ACT of British Columbia, the CORPORATION CAPITAL TAX ACT of British Columbia, the ENVIRONMENTAL PROTECTION ACT of British Columbia, the FOREST ACT of British Columbia, the FOREST PRACTICES CODE ACT of British Columbia, the TUGBOAT WORKER LIEN ACT of British Columbia, the WAREHOUSE LIEN ACT of British Columbia, the LOGGING TAX ACT of British Columbia, the MINING TAX ACT of British Columbia, the WASTE MANAGEMENT ACT of British Columbia, or federal, provincial or other legislation in any other jurisdiction of like or similar import) shall be proceeded with or commenced against any of the Petitioners;

     (d) no suit, action or other proceeding shall be proceeded with or commenced against any current or former director, officer or employee of any of the Petitioners relating to claims involving acts or omissions of those persons in their capacity as directors, officers or employees or in any other way related to matters arising from their relationship with any of the Petitioners which arose prior to the Filing Date except as permitted by the CCAA, and in particular, no shareholder of the Petitioner may bring any action or proceeding or claim any relief in relation to losses that they allege to have suffered in their capacity as shareholder or in relation to derivative rights of the Petitioners against such current or former directors, officers or employees;

     (e) the right of any person, firm, company, body or government authority (whether federal, provincial or municipal) to realize upon or otherwise deal with the Assets or any other right or property of the Petitioners or any security, charge, lien, right or power of sale, seizure, forfeiture or attachment (statutory or otherwise) held by that person on or with respect to the Assets including the right of any creditor to take any step in asserting or perfecting any right to the revendication or repossession of any goods supplied to any of the Petitioners, is stayed and postponed, except that any person alleging a claim of lien against any of the Petitioners' assets which might expire on the effluxion of time without filing of the lien in the appropriate registry or commencement of legal proceedings shall remain at liberty to file a lien and to commence proceedings in court to enforce such a lien, provided that no further step shall be taken in such lien action after the legal proceeding is commenced and the initiating documentation is served upon such Petitioner;

     (f) all creditors of the Petitioners are enjoined from making demand for payment upon any of the Petitioners or otherwise crystallizing or accelerating any indebtedness owed by any of the Petitioners;

     (g) no creditor shall take any proceeding, step or process against any of the Petitioners which constitutes a condition or prerequisite for the initiation of any proceedings, suits or actions against any third party upon letters of credit issued by that party to or for the benefit of any creditor of any of the Petitioners, or in respect of guarantees in favour of, or for the benefit of, any creditor of any of the Petitioners;

     (h) no creditor of any of the Petitioners may exercise any right of set-off against any Petitioner or its assets to which it may be or become entitled except as permitted by the CCAA or the Court; and

     (i) all obligations of the Petitioners incurred prior to the Filing Date are suspended, except that the Petitioners may:

          (i) pay the entire amount of their obligations to any creditor if the amount of such obligations, as agreed between the Petitioners and the creditor, is $10,000 or less at the Filing Date; and

          (ii) pay $10,000 to any other creditor, the outstanding obligations to which are greater than $10,000, provided such creditor agrees to accept that amount in full satisfaction of all obligations of the Petitioners to such creditor as at the Filing Date.

CONTINUATION OF SERVICES

5. All persons, including any governmental or regulatory bodies or authorities, having agreements with any of the Petitioners whether written or oral for the supply or use of goods or any other property of any nature or kind or any right therein or the provision of services to any of the Petitioners (including, without limitation, leases of goods, chemical supply contracts, fibre supply agreements, licenses, transportation agreements and contracts of insurance, whether Directors and Officers liability insurance or otherwise are enjoined from accelerating, terminating, determining or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise), irrespective of either any default or non-performance by the Petitioners hereunder which occurred prior to the Filing Date, or the commencement of these proceedings, and such persons shall continue to supply the goods or services pursuant to the provisions of such agreements so long as the affected Petitioner pays the prices or charges under the agreements for such goods or services supplied (subject to the Petitioners' ongoing entitlement to the benefit of any applicable volume rebates or discounts based upon volumes supplied during the period prior to the Filing Date) after the Filing Date concurrently with such supply, or alternatively when the same become due in accordance with the payment terms negotiated between any Petitioner and such person subsequent to the Filing Date and, without limiting the generality of the foregoing, all persons are enjoined until further order of this Court from discontinuing, interfering with or cutting off any utility (including any telecommunication service whether land based, cellular, mobile or otherwise, at present telephone numbers), and the furnishing of oil, gas, water, heat or electricity provided to any of the Petitioners so long as such Petitioner pays the prices or charges for such goods and services incurred after the Filing Date on the basis described above.

6. All persons having other agreements or other contracts with any of the Petitioners (including, without limitation, persons having entered into asset purchase contracts, service contracts, licensor agreements or remediation contracts and any governmental agency, authority or body) are restrained and enjoined from accelerating, terminating, determining, repudiating or cancelling such agreements or acting upon any right of forfeiture (statutory, contractual or otherwise) irrespective of any default or non-performance by the Petitioners hereunder prior to the Filing Date, or the commencement of these proceedings, without the written consent of the affected Petitioner, or leave of this Court and all such persons shall continue to perform and observe the terms, conditions and provisions contained in such agreements on their part to be performed or observed and, without limiting the generality of the foregoing, all persons are restrained until further order of this Court from terminating, cancelling, repudiating or otherwise withdrawing any authorization, licences, franchises, rights of way, permits, approvals or consents, and from disturbing or otherwise interfering in any way with the present or future occupation or possession by any Petitioner of any premises leased or equipment leased or subleased by any Petitioner and the landlords of premises leased or subleased by any Petitioner are hereby specifically restrained from taking any step to terminate any lease or sublease to which such Petitioner is a party whether by notice of termination or otherwise, unless the written consent of such Petitioner or leave of this Court so to do has been first obtained.

7.   Without limiting the generality of the foregoing paragraph:

     (a) IGI Resources Inc., Centra Gas British Columbia Inc. and Duke Energy Gas Transmission Company Ltd. and each of them (collectively, "Gasco") is hereby specifically enjoined from discontinuing, interfering with or cutting off the supply of natural gas or other goods or services to the Petitioners or from requiring that the Petitioners provide to Gasco further letters of credit or any other form of security as a precondition to the continued supply of natural gas or other goods or services to the Petitioners' facilities; and

     (b) any and all proceedings, including without limitation, actions, applications, motions, suits, any extra-judicial proceedings or remedies, taken or that may be taken by any entity, including the Toronto Stock Exchange exercising regulatory or administrative functions of or pertaining to government in Canada or elsewhere are hereby suspended and no suit, action, other proceeding or extra-judicial remedy or enforcement process shall be proceeded with or commenced against the Petitioners.

8. All persons are restrained and enjoined from refusing to supply goods or services to the Petitioners by reason only of the Petitioners' failure to pay the pre-Filing Date claims of those persons.

POST-FILING OPERATIONS

9. Subject to the terms of this Order, the Petitioners shall remain in possession and control of the Assets, and subject to this Order and any other order made in these proceedings, shall continue to carry on business in a manner consistent with the preservation of the value of the Petitioners' business and property, provided that the Petitioners shall at all times comply with, and carry on their businesses in a manner consistent with, the Term Sheet and the transactions proposed therein and, for greater certainty, the Petitioners shall diligently pursue a restructuring in these proceedings consistent with the terms and conditions of the Term Sheet and shall respond to all reasonable enquiries made by, and provide ongoing information to, the Noteholder Group.

10. The Petitioners, unless otherwise authorized by this Order, may pay or otherwise satisfy only those obligations incurred by any of the Petitioners after the Filing Date to persons who advance or supply goods or services to any Petitioner after the Filing Date (including goods or services supplied or provided after the Filing Date under purchase orders outstanding at the Filing
Date), provided that:

     (a) each Petitioner may pay all wages, source deductions, benefits (including any long and short term disability payments, pension plan payments or contributions and retiring allowances), expenses, vacation pay and other monies owing to or in respect of its employees (including former employees) or consultants, including severance pay and obligations owed to former employees in relation to home equity purchase programs (hereinafter collectively referred to as "Wages") whether or not the same are payable or accrue before or after the Filing Date;

     (b) the Petitioners may maintain the secured payroll facilities established with The Toronto-Dominion Bank ("TD Bank") in respect of Wages to be paid to employees of various Petitioners;

     (c) in the event TD Bank is not reimbursed by the Petitioners for the amount of Wages TD Bank pays to employees at the request of the Petitioners, TD Bank shall be at liberty to recover the amount of Wages it pays to employees at the request of the Petitioners from the term deposit in the principal amount of CDN$6,495,000 pledged by the Petitioner Doman Forest Products Limited to TD Bank as security for such payroll facilities notwithstanding the stay of proceedings created under paragraph 4 of this Order; and

     (d) the Petitioners may continue to make payments to the Province of British Columbia for any amounts outstanding from any of the Petitioners to the Provincial Crown or any of its agencies, to the U.S. Government in relation to softwood duties and to landlords, equipment lessors, parties in possession of, or warehousing, goods owned by any of the Petitioners, and logging, silviculture, road building, and hauling contractors for uncontested amounts due from the Petitioners for services provided to the Petitioners in the normal course of their business (collectively, the "Unaffected Creditors"), irrespective of whether such payments relate to services provided or amounts payable before or after the Filing Date.

11. Subject to the following paragraph of this Order, none of the Petitioners shall sell or otherwise dispose of Assets outside of the ordinary course of business except with the authorization of the Court, provided that the Petitioners are at liberty, with the consent of the Monitor, to sell any of their Assets not necessary for their ongoing business operations and to terminate or repudiate such of their supplier, service or other arrangements, agreements and other obligations of any nature whatsoever, whether written or oral (other than a "replaceable contract" as defined under section 152 of the FOREST ACT of British Columbia) as they deem appropriate without further Court Order, and the financial consequences of such terminations or repudiations shall be dealt with as creditor claims under the Plan.

12. Notwithstanding any other provision of this Order, the Petitioners shall, unless otherwise consented to in advance by the Noteholder Group and the Monitor, carry on only in accordance with the ordinary course of their businesses and in a manner consistent with their past practice (the "Ordinary Course") and, for greater certainty, without such consent the Petitioners shall not:

     (a) sell, lease or otherwise assign, transfer or dispose of any material assets other than inventory in the Ordinary Course;

     (b) incur any material indebtedness other than Ordinary Course trade debt and permitted drawdowns under the CIT Facility (as subsequently defined) up to a maximum of $65 million;

     (c) permanently eliminate or shut down any material portion of their businesses;

     (d) fail to preserve and maintain all of their assets, rights, interests, operations and businesses including, without limitation, equipment, plants, inventory and all operating permits, tenures and licences;

     (e) incur any material debt (other than pursuant to the CIT Facility) or contractual obligation, liability or commitment outside the Ordinary Course;

     (f) materially modify or amend existing contractual agreements, arrangements and practices;

     (g) modify payment practices including through the use of deferred payment arrangements;

     (h) create, grant or allow the incurrence of security interests, charges or liens other than in the Ordinary Course;

     (i) increase compensation and other amounts paid or payable to employees, officers and directors;

     (j)  pay any amounts to shareholders;

     (k) make any capital expenditures other than such essential expenditures which must be made during the course of these proceedings in order to preserve and maintain their assets, operations and businesses in accordance with the requirements of this order;

     (l) transfer any monies or assets between their respective corporations other than in the Ordinary Course; and

     (m) settle, compromise or otherwise affect existing material claims, litigation or similar rights.

13. Except as otherwise provided in this Order, each of the Petitioners is hereby directed until further order of this Court:

     (a) to make no payments either for principal or interest on account of amounts owed by it to its creditors as of the Filing Date, other than, notwithstanding this filing, payments to be made pursuant to the terms of the financing agreement entered into by certain of the Petitioners with CIT Business Credit Canada Inc. ("CIT") dated March 1, 2002 as amended by the parties in anticipation of these proceedings (the "CIT Facility") and payments to Unaffected Creditors except as authorized by this or further Order;

     (b) to grant no mortgages, charges or other security upon or in respect of its Assets or become a guarantor or surety or otherwise become liable in any manner with respect to any other person or entity other than any one or more of the Petitioners, except as authorized by this or further Order;

     (c) to grant credit only to the customers of their business and then only for goods or services actually supplied and on payment terms ordinarily granted by them in the usual course of business; and

     (d) to comply with a comprehensive cash flow budget (the "Budget") to be prepared by the Petitioners and to be reviewed and consented to by the Noteholder Group.

14. Subject to further order of this Court and the terms of this Order including, in particular, the provisions of paragraph 12, the Petitioners shall apply their funds solely in accordance with the Budget to pay obligations incurred for the following purposes:

     (a) payment of the fees and disbursements of counsel retained by the Petitioners in respect of:

          (i) these proceedings, or any other similar proceedings in other jurisdictions in which any of the Petitioners or any other subsidiary or affiliated companies of the Petitioners are domiciled, and any matters contemplated hereunder, relating hereto or arising therefrom whether incurred before or after the Filing Date;

          (ii) the restructuring of the Petitioners whenever and wherever incurred; and

          (iii) any litigation in which any Petitioner is named as a Plaintiff, Defendant or otherwise, whether commenced before or after the Filing Date;

     (b) payment of the fees and disbursements of the Monitor (including its legal counsel) appointed in these proceedings in respect of these proceedings, whenever incurred and/or any subsidiary or affiliated company of any Petitioner, and payment of the fees and disbursements of counsel retained by the Noteholder Group in respect of these proceedings;

     (c) payment, in the ordinary course, of all Wages as well as any existing or future priority claims of the federal or provincial Crown in respect of any Petitioner including, without limitation, amounts owing in respect of federal or provincial sales tax (including GST), amounts owing in respect of source deductions on account of employee income tax payable, Canada Pension Plan contributions payable, unemployment insurance premiums payable, amounts payable to any workers' compensation authority whether as premiums or assessments, and amounts owing on account of federal excise tax;

     (d) payments for goods or services actually delivered or supplied to any Petitioner following the Filing Date;

     (e) payment of any outstanding and future premiums on current policies relating to director and officer liability insurance, and any renewals thereof;

     (f) payment of such capital expenditures as are reasonably necessary for the preservation and protection of the Assets in accordance with the terms of paragraph 12 of this Order;

     (g) payment of ongoing monthly rent for leased premises based upon the terms of any Petitioner's existing lease arrangements and payment of ongoing monthly rent for leased equipment if the premises are occupied by the affected Petitioner subsequent to the Filing Date or the equipment remains in the possession of the affected Petitioner irrespective of whether or not such rental amounts accrued before or after the Filing Date;

     (h) payment of all expenses reasonably necessary for the maintenance and preservation of the Assets, including, without limitation, payments on account of insurance and security; and

     (i) payment to CIT and Unaffected Creditors as authorized by the preceding paragraph of this Order.

FINANCIAL ARRANGEMENTS

15.  Notwithstanding any other provision in this Order:

     (a) CIT will be at liberty to revolve its operating loan facility with the Petitioners and the Petitioners will be at liberty to make payments to CIT, from time to time, on a similar basis to that which occurred prior to the Filing Date, subject to any amendment to those terms which are agreed between the Petitioners and CIT;

     (b) CIT will be under no obligation to advance any further amounts or provide further accommodation to the Petitioners after the Filing Date unless it consents to do so;

     (c) CIT will not be subject to the stay of proceedings created under paragraph 4 of this Order; and

     (d) TD Bank and the Petitioners are hereby authorized and directed to allow payment from the Petitioners' bank accounts of any cheques presented on such accounts dated on or before the Filing Date which relate to Wages or to amounts payable to Unaffected Creditors which are confirmed by the Monitor to relate to Wages or payments to Unaffected Creditors;

16. The Petitioners are permitted to indemnify their present and future directors and officers and each of them with respect to any personal liability they might incur as directors and officers of the Petitioners for the current payroll obligations of such Petitioners to their employees for Wages as calculated under the EMPLOYMENT STANDARDS ACT R.S.B.C. 1996, c.113 and similar statutes in other jurisdictions and remittances in connection therewith pursuant to the INCOME TAX ACT, R.S.C. 1985, c.1 (5th Supp.), as amended, the CANADA PENSION PLAN ACT, R.S.C. 1985, c. C-8, as amended, and the EMPLOYMENT INSURANCE ACT, R.S.C. 1996, c.23, as amended as those amounts are earned from time to time, including the outstanding statutory vacation pay, banked overtime, severance pay or home equity purchase program entitlement owed to its employees, amounts owing in respect of federal or provincial sales or excise tax (including
GST), and amounts owing in respect of any workers' compensation authority whether as premiums or assessments or any other legislation under which they might incur personal liability provided further that:

     (a) such indemnity shall apply only to the extent that the directors and officers have acted honestly and in good faith with a view to the best interests of the Petitioners, have not committed willful misconduct or negligence, and have not authorized actions or conduct inconsistent with the terms of the this Order or any other order subsequently pronounced in these proceedings; and

     (b) the directors and officers shall be entitled to the benefit of, and are hereby granted, a second charge and security interest over the assets of the Petitioners in priority to all other creditors of the Petitioners to secure such indemnification (the "Directors'

          Charge"), subject in priority only to the security interest held by CIT under the CIT Facility and the Administrative Charge created by this Order.

MONITOR APPOINTMENT

17. KPMG Inc. is hereby appointed until further order of this Court as Monitor of the Petitioners with the following powers and duties:

     (a) to receive such information as the Monitor considers relevant for purposes of monitoring the Petitioners' business and financial affairs and to assist the Petitioners in the preparation of cash flow statements and other financial reports as may be required by the Petitioners or the Court including, without limitation:

          (i) summaries of the Petitioners' inventories, receivables, cash receipts, cash disbursements, expenses, short-term investments and bank balances; and

          (ii) projected cash flow information;

     (b) to have access to all books and records, including financial records, of the Petitioners;

     (c) to appoint legal counsel, and to obtain such assistance from time to time as it may consider necessary in respect of its powers and duties hereunder;

     (d) to report any material adverse change in the Petitioners' financial circumstances subsequent to the Filing Date, or any failure of the Petitioners to comply with any of the terms of this Order;

     (e) to assist the Petitioners in the administration of meetings of creditors to consider the Plan;

     (f) to report to the Court from time to time concerning the affairs of the Petitioners and their financial position;

     (g) to respond to all reasonable enquiries made by, and provide ongoing information to, creditors of the Petitioners including the Noteholder Group; and

     (h) to serve, if necessary, as a "foreign representative" for any of the Petitioners or any of their related subsidiaries and affiliates in any proceedings outside of Canada.

18. The Petitioners, their shareholders, officers, directors, agents and employees shall cooperate fully with the Monitor in the performance of its duties and the exercise of its powers under this Order and, in particular, provide the Monitor with such access to the Petitioners' books, records, assets and premises as the Monitor requires to exercise its powers and perform its obligations hereunder.

19.  The Monitor:

     (a) shall, except as specifically otherwise provided in this Order, incur no liability or financial obligation as a result of the making of this Order, the appointment of the Monitor or the carrying out of the provisions of this Order, save and except that the Monitor shall be liable for negligence or wilful misconduct on its part;

     (b) is not hereby empowered to take possession of the Assets of the Petitioners or to manage any of the business and affairs of the Petitioners and shall not constitute an employer or a successor employer within the meaning of any legislation, governing employment or labour standards or any other statute, regulation or rule of law or equity for any purpose whatsoever and, further, shall be deemed not to be in possession or control of the Assets of the Petitioners or of the Petitioners' business and affairs whether pursuant to any legislation enacted for the protection of the environment or any other statute, regulation or rule of law or equity for any purpose whatsoever;

     (c) shall not, by reason of the powers and duties granted hereunder, be constituted as an officer of the Petitioners under any applicable provincial or federal legislation;

     (d) need not file security with this Court for the due and proper performance of its powers and duties as Monitor;

     (e) shall be paid in respect of its remuneration, costs and expenses from time to time in accordance with the rate schedules previously delivered to the Petitioners, subject to the passing of such accounts before a Master or Registrar of this Court and each amount so paid shall constitute an advance against such remuneration, cost and expenses which remuneration (including secretarial and clerical costs) shall be taxed on the basis of the normal hourly charges of the Monitor in acting as insolvency professionals; and

     (f) may from time to time apply to this Court for direction and guidance in the discharge of its duties and powers as Monitor hereunder.

ADMINISTRATIVE AND DIRECTORS' CHARGE

20. The Monitor, any legal counsel appointed by the Monitor, the legal counsel for the Petitioners, and the legal counsel to the Noteholder Group shall be entitled in respect of their remuneration, costs and expenses whenever and wherever incurred to indemnity out of, and shall have a first charge and security interest on, the Assets of the Petitioners, in priority to all creditors of the Petitioners (other than CIT), the Directors' Charge and any other encumbrances, security or security interest now outstanding other than the security held by CIT in relation to the CIT Facility (the "Administrative Charge"), limited to the aggregate sum of $1 million.

21. The Administrative Charge and the Directors' Charge shall each attach to all the Assets, including, without limitation, any lease, license, permit or other contract, notwithstanding any requirement for the consent of the lessor, licensor or other party to any such contract, license, permit, or any other person, and the necessity for registration or the giving of any such consent is hereby dispensed with, and the absence of any such consent shall not constitute a breach of or default under any such lease, license, permit or other contract.

22. The Administrative Charge and the Directors' Charge shall each be deemed to be valid and effective notwithstanding any negative covenant, prohibition or any other provision with respect to incurring debt or the creation of liens or security contained in any existing agreement between the Petitioners and their creditors, including without limitation, those contained in any existing credit agreements to which the Petitioners are a party, and, notwithstanding any provision to the contrary in any such agreements, the creation of the Administrative Charge shall not create or be deemed to constitute a breach by a Petitioner of any agreement to which they are a party.

23. The Administrative Charge and the Directors' Charge shall each rank in priority to any and all charges, encumbrances or security of whatsoever nature or kind which may at any time exist with respect to the Assets other than the security interest held by CIT in relation to the CIT Facility, and no filing shall be required to register or perfect such Administrative Charge or Directors' Charge.

PETITION AND CONFIRMATION HEARING

24. The hearing of the Petition in this proceeding to confirm the terms of this Initial Order will be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:00 a.m. on Friday, the 6th day of December, 2002.

25. All of the relief provided for in the previous paragraphs of this Order is granted to the Petitioners on an interim basis only, and the Orders made in the preceding paragraphs will expire at 6:00 p.m. on Friday, the 6th day of December, 2002, unless extended by this Court at the hearing of the Petition which will occur on that date.

SERVICE

26. The Petitioners are at liberty to serve this Order, the Petition, the Notice of Hearing of Petition and all supporting Affidavit material, the Plan, any notice of meeting and any other pleadings in this proceeding on any creditor or shareholder of the Petitioners:

     (a) by prepaid mail addressed to the last known address communicated by such creditor or shareholder to the Petitioners, of a photocopy of such document; and

     (b) by causing an advertisement to be placed in one edition of newspapers of general circulation in each of the Vancouver Sun, the Globe and Mail, the National Post and the Wall Street Journal;

and such mailing shall occur no later than November 11, 2002 and shall be deemed to be effective on the fourth business day following such mailing. The requirements that the Monitor mail a copy of this Order to creditors is dispensed with.

27. The Monitor shall be at liberty to post any report to creditors on the Petitioners' web site at www.domans.com in lieu of mailing such reports to creditors of the Petitioners.

MISCELLANEOUS

28. With the consent of the Monitor, the Petitioners shall be at liberty at any time to wind-up or dissolve any Petitioner or to file a voluntary assignment in bankruptcy or a proposal pursuant to the commercial reorganization provisions of the BIA or any similar statute in any other jurisdiction, provided that the Company is not necessary for the ongoing business operations of the Corporate Petitioners if and when any Petitioner determines that such a filing is appropriate.

29. The Petitioners are hereby at liberty to apply for such further interim or interlocutory relief as they may advise within the time for the filing of an Appearance by the creditors of the Petitioners in this proceeding.

30. Any interested person or creditor of the Petitioners may file an Appearance in this proceeding and the time limited for filing such an Appearance for such person or creditor of the

Petitioners outside of British Columbia shall be 14 days from the date of service upon such person or creditor.

31.  Liberty is reserved to any interested person to apply to this Court on two
(2) days notice to the Petitioners, and such persons who have filed Appearances, for such further order of this Court or for variation of this Order or otherwise as may be advised.

32. This Order and any other orders in these proceedings shall have full force and effect in all provinces and territories of Canada, and shall be effective against all creditors of the Petitioners and other persons having agreements with the Petitioners wherever domiciled. This Court seeks and requests the aid and recognition of other Canadian and foreign Courts and administrative bodies including any Court or administrative tribunal of any Federal or State Court or administrative body in the United States of America, and of any other Nation or State to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required.

33. The provisions of Rule 51A are dispensed with in relation to all applications in this proceeding.

                                  BY THE COURT


                                 "D. Tysoe, J."




APPROVED AS TO FORM:                                 ENTERED
                                                   NOV 07 2002
"R. Millar"
-----------------------------
Solicitor for the Petitioners                   VANCOUVER REGISTRY
                                                VOL. 51054  FOL 29

                                  SCHEDULE "A"

                               LIST OF PETITIONERS


Alpine Projects Limited
Diamond Lumber Sales Limited
Doman Forest Products Limited
Doman's Freightways Ltd.
Doman Holdings Limited
Doman Investments Limited
Doman Log Supply Ltd.
Doman - Western Lumber Ltd.
Eacom Timber Sales Ltd.
Western Forest Products Limited
Western Pulp Inc.
Western Pulp Limited Partnership
Quatsino Navigation Company Limited

                NOTICE TO HOLDERS OF 8 3/4% SENIOR NOTES DUE 2004




     RE:  DOMAN INDUSTRIES LIMITED (THE "ISSUER")
          8 3/4% SENIOR NOTES (THE "SENIOR NOTES") DUE 2004



TO:  ALL HOLDERS OF SENIOR NOTES

The Issuer has set a special record date and a payment date in respect of the interest payment that accrued due on September 15, 2002 to the Holders of the Senior Notes, and with respect to interest thereon, as follows:


1.   Special Record Date:                        Monday, October 7, 2002

2.   Payment Date:                               Tuesday, October 15, 2002

3.   Interest on the Senior Notes:               U.S.$16,975,000

4.   Interest on Overdue Interest:               U.S.$137,921.87


DOMAN INDUSTRIES LIMITED



Per:

      -------------------------------------------
      Philip G. Hosier
      Vice President, Finance, and Secretary

           DOMAN INDUSTRIES LIMITED   1   2002 THIRD QUARTER REPORT


TO OUR SHAREHOLDERS

INTRODUCTION

Earnings for the third quarter were impacted very significantly firstly by the weaker Canadian dollar which resulted in a foreign exchange loss of $47.8 million on the Company's U.S. dollar denominated debt and secondly by softwood lumber duties of $8.5 million. Together these two items, which are described more fully below, contributed $56.3 million to the $73.8 million third quarter loss.

SALES

Sales in the third quarter of 2002 were $175.6 million compared to $174.1 million in the third quarter of 2001. Sales in the first nine months of 2002 were $465.5 million compared to $608.8 million for the same period in 2001.

Sales in the solid wood segment decreased to $119.8 million in the current quarter from $138.1 million in the same period of 2001 as a result of lower sales volumes for both lumber and logs. For the nine months year to date, sales in the solid wood segment were $345.2 million compared to $413.6 million for the same period in 2001. Pulp sales in the third quarter of 2002 increased to $55.8 million from $36.0 million in the same period of 2001 as a result of a higher sales volume of NBSK pulp and higher pulp prices. (The Company's Squamish pulpmill, which produces NBSK pulp, did not operate in the third quarter of 2001 because of weak market conditions). For the nine months year to date, pulp sales were $120.3 million compared to $195.2 million for the same period in 2001.

EBITDA

EBITDA in the third quarter of 2002 was $20.7 million compared to $22.9 million in the immediately preceding quarter and $0.6 million in the third quarter of 2001. EBITDA for the solid wood segment in the third quarter of 2002 was $19.3 million compared to $32.7 million in the second quarter of 2002 and $18.1 million in the third quarter of 2001. EBITDA for the third quarter of 2002 was negatively impacted by softwood lumber duties on shipment to the U.S. totalling $8.5 million whereas EBITDA for the second quarter of 2002 included a recovery of $13.7 million representing the reversal of accruals for duties which were not required following a ruling by the U.S. International Trade Commission in May. As a result of the softwood lumber trade dispute and to manage inventory and working capital levels, the Company has continued to take extensive downtime in the third quarter in its sawmill and logging operations. The average lumber price was $542 per mfbm in the third quarter compared to $530 per mfbm in the previous quarter and $548 per mfbm in the third quarter of 2001.

EBITDA for the pulp segment in the third quarter of 2002 was $4.7 million compared to $(7.0) million in the immediately preceding quarter and $(16.3) million in the third quarter of 2001. The Squamish pulpmill produced 71,064 ADMT in the third quarter of 2002 compared to 33,143 ADMT in the second quarter as a result of an improvement in NBSK prices. Prices for dissolving sulphite pulp were stable to marginally down in the third quarter of 2002 and, as a result, our Port Alice mill continued to take extensive downtime, producing 10,958 ADMT in the third quarter of 2002 compared to 15,089 ADMT in the immediately preceding quarter.

Cash flow from operations in the third quarter of 2002, before changes in non-cash working capital, was $(10.3) million compared to $(26.0) million in the third quarter of 2001. An increase in non-cash working capital used cash of $7.3 million in the third quarter of 2002 compared to a reduction in non-cash working capital in the third quarter of 2001 which generated cash of $3.2 million. As a result, cash provided by operating activities in the third quarter of 2002 was $(17.6) million compared to $(22.8) million in the third quarter of 2001. After financing and investing activities, the Company's cash balance at the end of the third quarter of 2002 was $24.3 million. At September 30, 2002 the Company had drawn down $5.4 million under its revolving credit facility.

           DOMAN INDUSTRIES LIMITED   2   2002 THIRD QUARTER REPORT


In October 2002 and within the applicable grace period, the Company made the semi-annual interest payment on its outstanding 8.75% US $388 million senior unsecured notes initially due on September 15, 2002.

EARNINGS

In the third quarter of 2002, the Company reported a net loss of $(73.8) million or $(1.76) per share compared to a net loss of $(50.3) million or $(1.21) per share in the third quarter of 2001.

Earnings were impacted very significantly in the third quarter of 2002 by the new accounting standard recommended by the Canadian Institute of Chartered Accountants, requiring that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred rather than being amortized to earnings over the remaining life of the debt. As the Canadian dollar weakened between June 30 and September 30, the new accounting standard resulted in an exchange loss of $(47.8) million, which was charged to interest expense. 2001 amounts for interest expense have been restated to reflect the adoption of the new accounting standard that is more fully explained in the accompanying notes to the financial statements.

The Company continues to examine ways to rationalize its sawmill operations and during the third quarter incurred restructuring costs of $4.2 million which are included in Other expense.

For the nine months year to date, the net loss was $(77.2) million or $(1.90) per share compared to a net loss of $(90.2) million or $(2.20) per share for the same period in 2001.

MARKETS AND OPERATION REVIEW

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US $223 per mfbm in the third quarter of 2002 compared to US $287 per mfbm in the same period of 2001 and US $263 per mfbm in the second quarter of 2002. This drop in prices reflects an oversupplied market for structural lumber since demand remains strong with U.S. housing starts in September at a seasonally adjusted annual rate of 1,843,000. It remains vital that the softwood lumber trade dispute with the U.S. be resolved, in a satisfactory manner, as soon as possible. Discussions with the British Columbia provincial government on forest policy reforms continued during the quarter. The timing and impact of such changes on the Company cannot be measured or predicted with certainty at this time.

NBSK pulp markets improved in the third quarter with list prices to Europe averaging US $490 per ADMT compared to US $460 in the second quarter. Prices, however, have weakened in the fourth quarter especially in the spot market. Norscan producers' pulp inventories have increased from 1.3 million tonnes at June 30, 2002 to 1.6 million tonnes at September 30, 2002. Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulpmill, remain weak and continuing production curtailments will be necessary in order to keep inventories in line with customer orders.

On November 7, 2002 the Company announced that it had reached an agreement in principle with holders of a majority of its unsecured notes on a plan to consensually restructure the Company's financial affairs. As part of the plan, the Company announced that on November 7, 2002 it obtained a BC Supreme Court Order for protection under the Companies' Creditors Arrangement Act.

                                       ON BEHALF OF THE BOARD OF DIRECTORS

                                       /s/ J.H. Doman
                                       J.H. DOMAN
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

DUNCAN, B.C.
NOVEMBER 2002

THIS REPORT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN.

           DOMAN INDUSTRIES LIMITED   3   2002 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                                        2002           2001             2002        2001
----------------------------------------------------------------------------------------------------------------------------
                                                                                      RESTATED                     RESTATED
----------------------------------------------------------------------------------------------------------------------------
SALES                                                                  $175,558       $174,116         $465,525    $ 608,801
----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
  Cost of goods sold before amortization                                148,900        168,605          408,827      570,188
  Selling and administration                                              5,971          4,923           16,493       13,682
----------------------------------------------------------------------------------------------------------------------------
                                                                        154,871        173,528          425,320      583,870
----------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS BEFORE INTEREST AND AMORTIZATION                      20,687            588           40,205       24,931
Amortization of capital assets                                           13,319         16,527           32,662       55,080
----------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss) before interest                                 7,368        (15,939)           7,543      (30,149)
----------------------------------------------------------------------------------------------------------------------------
Interest expense:
  Cash interest                                                          26,798         25,787           76,639       73,638
  Exchange (gains) and losses on long-term debt and
    amortization of debt issue costs                                     49,111         45,015              172       61,422
----------------------------------------------------------------------------------------------------------------------------
                                                                         75,909         70,802           76,811      135,060
----------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                          (68,541)       (86,741)         (69,268)    (165,209)
Other income (expense)                                                   (4,614)            88           (5,652)      16,929
----------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                (73,155)       (86,653)         (74,920)    (148,280)
Income tax (expense) recovery                                              (656)        36,309           (2,299)      58,073
----------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                (73,811)       (50,344)         (77,219)     (90,207)
Provision for dividends on preferred shares                              (1,150)        (1,148)          (3,337)      (3,399)
----------------------------------------------------------------------------------------------------------------------------
Net loss attributable to common and non-voting shares                  $(74,961)      $(51,492)        $(80,556)   $ (93,606)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
BASIC LOSS PER SHARE                                                   $  (1.76)      $  (1.21)        $  (1.90)   $   (2.20)
DILUTED LOSS PER SHARE                                                 $  (1.76)      $  (1.21)        $  (1.90)   $   (2.20)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Average number of common and non-voting shares outstanding (000s)        42,481         42,481           42,481       42,481
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

           DOMAN INDUSTRIES LIMITED   4   2002 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(IN THOUSANDS OF DOLLARS)

                                                                   THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                      SEPTEMBER 30,                     SEPTEMBER 30,
                                                                                 RESTATED                        RESTATED
-------------------------------------------------------------------------------------------------------------------------
                                                                  2002             2001            2002             2001
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net loss                                                      $(73,811)        $(50,344)       $(77,219)       $(90,207)
  Add (deduct) items not involving cash:
    Amortization of capital assets                                13,319           16,527          32,662          55,080
    Amortization of deferred charges                               1,328            1,606           3,941           4,483
    Foreign currency translation (gain) loss                      47,783           43,410          (3,768)         56,939
    Future income taxes                                                -          (36,874)              -         (59,994)
    Gain on bond buy-back                                              -                -               -         (18,294)
    Other items                                                    1,109             (336)          1,295            (289)
    Working capital provided by (used in) operations             (10,272)         (26,011)        (43,089)        (52,282)
  Net change in non-cash working capital items                    (7,329)           3,176          29,758          58,731
-------------------------------------------------------------------------------------------------------------------------
Funds provided by operating activities                           (17,601)         (22,835)        (13,331)          6,449
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Senior note buy-back                                                 -                -               -         (23,431)
  Financing costs                                                    (43)            (414)         (1,101)         (1,807)
  (Increase) decrease in operating loan                            5,360            4,972           4,051           4,972
-------------------------------------------------------------------------------------------------------------------------
Funds provided by (used in) financing activities                   5,317            4,558           2,950         (20,266)
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Additions to capital assets                                     (9,770)         (15,982)        (19,600)        (40,410)
  Disposals of capital assets                                        491            1,392           7,065           2,417
  Other                                                             (120)              24             949            (898)
-------------------------------------------------------------------------------------------------------------------------
Funds (used in) provided by investing activities                  (9,399)         (14,566)        (11,586)        (38,891)
-------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                      (21,683)         (32,843)        (21,967)        (52,708)

CASH, BEGINNING OF PERIOD                                         45,992           53,130          46,276          72,995
-------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                             $ 24,309         $ 20,287        $ 24,309        $ 20,287
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

           DOMAN INDUSTRIES LIMITED   5   2002 THIRD QUARTER REPORT


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

                                                                          SEPTEMBER 30,       DECEMBER 31,
                                                                              2002               2001
----------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)          (AUDITED)
ASSETS

CURRENT ASSETS
  Cash                                                                     $   24,309           $   46,276
  Accounts receivable                                                          83,969               68,432
  Inventories                                                                 196,630              227,264
  Prepaid expenses                                                             14,115                9,101
----------------------------------------------------------------------------------------------------------
                                                                              319,023              351,073
----------------------------------------------------------------------------------------------------------
INVESTMENTS                                                                     7,498                8,489
----------------------------------------------------------------------------------------------------------
CAPITAL ASSETS, NET                                                           546,119              576,881
----------------------------------------------------------------------------------------------------------
OTHER ASSETS                                                                   35,249               38,089
----------------------------------------------------------------------------------------------------------
                                                                           $  907,889           $  974,532
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Bank indebtedness                                                        $    5,360           $    1,309
  Accounts Payable and Accrued Liabilities                                    137,278              117,603
----------------------------------------------------------------------------------------------------------
                                                                              142,638              118,912
----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                              1,068,186            1,071,954
----------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                              25,700               24,530
----------------------------------------------------------------------------------------------------------
FUTURE INCOME TAXES                                                                 -                    -
----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (DEFICIT)
  Share capital
    Preferred shares                                                           64,076               64,076
    Common and non-voting shares                                              242,942              242,942
----------------------------------------------------------------------------------------------------------
                                                                              307,018              307,018
----------------------------------------------------------------------------------------------------------
  Deficit                                                                    (635,653)            (547,882)
----------------------------------------------------------------------------------------------------------
                                                                             (328,635)            (240,864)
----------------------------------------------------------------------------------------------------------
                                                                           $  907,889           $  974,532
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

                                   APPROVED BY THE BOARD:

                                   /s/ J.H. Doman           /s/ J.R. Frumento
                                     J.H. DOMAN             J.R.FRUMENTO
                                      DIRECTOR               DIRECTOR

            DOMAN INDUSTRIES LIMITED   6   2002 THIRD QUARTER REPORT


NOTES TO THE FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

1.   GOING CONCERN

     These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. The Company recorded a net loss of $77,219,000 in the first nine months of 2002 and net losses of $412,854,000 and $39,750,000 for the full years 2001 and 2000 and has a cumulative deficit and shareholders' deficiency of $635,653,000 and $328,635,000, respectively, at September 30, 2002. During the fourth quarter of 2001, the Company recorded a $291,737,000 restructuring charge to write-down its capital assets to their estimated net recoverable amounts and to provide for sawmilling restructuring costs.

     The ability of the Company to continue as a going concern and realize the carrying value of its assets is dependent on the Company's ability to reduce its long-term debt and related interest costs through asset sales and long-term debt restructuring programs, on improvements in pulp and lumber prices and demand and on settlement of the softwood lumber dispute with the U.S. on reasonable terms. The outcome of these matters cannot be predicted with any certainty at this time.

     These financial statements do not reflect any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of operations.

2.   RESTATEMENT OF 2001 FOR ADOPTION OF REVISED CICA HANDBOOK SECTION 1650

     The company adopted the Canadian Institute of Chartered Accountants new standard for foreign currency translation of long-term debt in the fourth quarter of 2001 and restated prior quarter and prior year results to give effect to the new standard. The new standard requires that unrealized foreign exchange gains and losses on long-term debt be included in earnings in the period incurred whereas the previous standard required that unrealized foreign exchange gains or losses on long-term debt be amortized to earnings over the remaining life of the long-term debt. Prior quarter numbers have been restated to reflect this new accounting standard. The effect of adopting the new standard on the prior year's financial statements is as follows:

                                                                                            $000
                                                                          -----------------------------------------------
                                                                             THREE MONTHS ENDED     NINE MONTHS ENDED
                                                                             SEPTEMBER 30, 2001     SEPTEMBER 30, 2001
                                                                          -----------------------------------------------
           Net income (loss) as previously reported....................          $ (27,132)             $ (68,980)
           (Increase) decrease in interest expense.....................            (36,055)               (37,082)
           Increase in other income....................................                  -                  4,110
           (Increase) in income tax expense ...........................             12,843                 11,745
                                                                          -----------------------------------------------
           Net income (loss) as adjusted ..............................          $ (50,344)             $ (90,207)
                                                                          -----------------------------------------------
                                                                          -----------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES

     These unaudited interim consolidated financial statements include the accounts of Doman Industries Limited and its subsidiaries (collectively referred to as the "Company"). These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2001, except as disclosed in Note 4.

4.   CHANGE IN ACCOUNTING POLICIES

     (a) STOCK-BASED COMPENSATION

     Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and Other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company is already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

            DOMAN INDUSTRIES LIMITED   7   2002 THIRD QUARTER REPORT

     (b) GOODWILL AND OTHER INTANGIBLE Assets

     Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

     As a result of the new standard, the Company has written off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings which has been restated as shown below:


                                                                         $000
                                                                     ---------
          Deficit at January 1, 2002 prior to restatement .......... $ 547,882
          Adjustment to deficit for change in accounting standard...    10,552
                                                                     ---------
          Deficit at January 1, 2002 after restatement .............   558,434
          Net loss for six months ended September 30, 2002..........    77,219
                                                                     ---------
          Deficit at September 30, 2002............................. $ 635,653
                                                                     ---------
                                                                     ---------

5.   CREDIT FACILITY

     In March 2002, the Company established a new three-year revolving credit facility secured by receivables and inventory. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory but cannot exceed $65 million. At September 30, 2002 $5,360,000 of the facility has been drawn down.

6.   SUBSEQUENT EVENT

     On November 7, 2002 the Company announced that it had reached an agreement in principle with holders of a majority of its unsecured notes on a plan to consensually restructure the Company's financial affairs. As part of the plan, the Company announced that on November 7, 2002 it obtained a BC Supreme Court Order for protection under the Companies' Creditors Arrangement Act.

            DOMAN INDUSTRIES LIMITED   8   2002 THIRD QUARTER REPORT


SUPPLEMENTAL INFORMATION
UNAUDITED

                                                                           THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                              SEPTEMBER 30,                    SEPTEMBER 30,
                                                                          2002            2001              2002         2001
-------------------------------------------------------------------------------------------------------------------------------
SALES ($ MILLIONS)
   Lumber                                                              $  76.7         $  86.0         $   255.0    $   285.2
   Logs                                                                   37.8            46.7              75.1        111.6
   By-products                                                             5.3             5.4              15.1         16.8
-------------------------------------------------------------------------------------------------------------------------------
Solid Wood Segment                                                       119.8           138.1             345.2        413.6
Pulp Segment                                                              55.8            36.0             120.3        195.2
-------------------------------------------------------------------------------------------------------------------------------
Total Sales to external customers                                      $ 175.6         $ 174.1         $   465.5    $   608.8
-------------------------------------------------------------------------------------------------------------------------------
Intersegment Sales accounted for at market prices                         14.1             5.5              30.1         46.0
-------------------------------------------------------------------------------------------------------------------------------
SALES VOLUMES
   Lumber (MMFBM)                                                          141             157               458          537
   Logs (km3)                                                              246             319               509          752

   Pulp - NBSK (ADMT)                                                   64,532          17,067           132,182      141,739
   Pulp - Sulphite (ADMT)                                               15,147          26,931            43,892       99,934
-------------------------------------------------------------------------------------------------------------------------------
PRODUCTION VOLUMES
   Lumber (MMFBM)                                                          161             160               426          447
   Logs (km3)                                                              782           1,079             2,039        2,804

   Pulp - NBSK (ADMT)                                                   71,064               -           132,545      115,662
   Pulp - Sulphite (ADMT)                                               10,958          17,588            37,465       85,062
-------------------------------------------------------------------------------------------------------------------------------
AVERAGE PRICES
   Lumber (per MFBM)                                                   $   542         $   548         $     529    $     531
   Logs (per m3)                                                           154             146               147          148
   Pulp (per ADMT)                                                         701             791               683          799
-------------------------------------------------------------------------------------------------------------------------------
EBITDA ($ Millions)
   Solid Wood Segment                                                  $  19.3         $  18.1         $    59.2    $    45.4
   Pulp Segment                                                            4.7           (16.3)            (11.2)       (16.8)
   General Corporate                                                      (3.3)           (1.2)             (7.8)        (3.7)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                  $  20.7         $   0.6         $    40.2    $    24.9
-------------------------------------------------------------------------------------------------------------------------------
AMORTIZATION ($ MILLIONS)
   Solid Wood Segment                                                  $  10.1         $  14.3         $    25.9    $    36.2
   Pulp Segment                                                            3.3             2.2               6.8         18.8
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                  $  13.4         $  16.5         $    32.7    $    55.0
-------------------------------------------------------------------------------------------------------------------------------
SEGMENTED OPERATING EARNINGS (LOSS) ($ MILLIONS)
   Solid Wood Segment                                                  $   9.2         $   3.8         $    33.3    $     9.2
   Pulp Segment                                                            1.4           (18.5)            (18.0)       (35.6)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                  $  10.6         $ (14.7)        $    15.3    $   (26.4)
-------------------------------------------------------------------------------------------------------------------------------

                      [LOGO OF DOMAN INDUSTRIES LIMITED]

       HEAD OFFICE
     435 Trunk Road
Duncan, British Columbia
      Canada   V9L 2P9                    FINANCIAL STATEMENTS ON THE INTERNET
    Tel: (250) 748-3711                           http://www.domans.com
    Fax: (250) 748-6045
 E-mail: domans@domans.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  DOMAN INDUSTRIES LIMITED
                                              ----------------------------------
                                                          (Registrant)

Date     November 27, 2002                 By
       -------------------------------        ----------------------------------
                                                          (Signature) *

Philip G. Hosier,
Vice President, Finance and Secretary
--------------------------------------
* Print the name and title under
  the signature of the signing officer


                                       2